October 29, 2010	News Release 10-30

SILVER STANDARD ANNOUNCES SALE OF
SNOWFIELD AND BRUCEJACK PROJECTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ:SSRI, TSX: SSO) (“Silver Standard or the “Company”) today announced that it has entered into an agreement (the “Sale Agreement”) to sell its Snowfield and Brucejack Projects in northern British Columbia to Pretium Resources Inc. (“Pretium”), a company formed to acquire and explore precious metals projects, led by Robert A. Quartermain.  Under the terms of the Sale Agreement, Silver Standard will receive total consideration of $450 million, consisting of a minimum of $215 million in cash and the balance in common shares of Pretium valued at the offering price of such shares under an initial public offering being undertaken by Pretium (the “IPO”).  The amount of the purchase price payable in cash will increase by the amount of the proceeds realized by Pretium under the IPO in excess of $265 million. On completion of the transaction, Silver Standard’s ownership interest in Pretium is expected to be less than 50%.

“The sale of Snowfield and Brucejack is the culmination of an extensive review of strategic alternatives focused on developing projects that are core to capability and strategy whilst monetizing project options that are best developed by others,” said John Smith, Silver Standard’s Chief Executive Officer.  “Bob Quartermain has a proven track record in capturing value from exploration and we look forward to Snowfield and Brucejack being given the absolute focus by Pretium to build value from continued exploration and project definition.”

As contemplated by the Sale Agreement, Silver Standard will appoint two nominees to the five-member board of directors of Pretium at closing.  The Company will also have the right to purchase or sell securities under subsequent equity offerings, as long as it holds at least 10% of the outstanding equity securities of Pretium.

The transaction has been approved by Silver Standard’s board of directors and is subject to a number of conditions, including the raising by Pretium of a minimum of $265 million in proceeds under the IPO. The closing of the transaction is expected to occur before the end of the year.  In this news release, all references to $ refer to Canadian dollars.

Silver Standard is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the sale of the Snowfield and Brucejack Projects, the closing of the transaction and the anticipated proceeds to Pretium and Silver Standard.  Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions set forth in the Sale Agreement relating to the sale of the Snowfield and Brucejack Projects; the need to satisfy regulatory and legal requirements with respect to the transaction, and the ability of Pretium to complete the IPO in satisfaction of the conditions of the Sale Agreement.  The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8212
Email: invest@silverstandard.com
www.silverstandard.com